UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-51108

Net Element, Inc.
(Exact name of registrant as specified in its charter)
1450 S. Miami Avenue, Miami, Florida 33130; (305) 507-8808
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
Common Stock
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 0*

*On October 2, 2012, Net Element, Inc., a Delaware corporation (the “Registrant”), merged with and into Net Element International, Inc., a Delaware corporation (“NEI”), with NEI continuing as the surviving corporation. Accordingly, as of the date hereof, there are no holders of record of common stock of the Registrant.

Pursuant to the requirements of the Securities Exchange Act of 1934, Net Element, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

NET ELEMENT INTERNATIONAL, INC., a Delaware corporation, successor by merger to Net Element, Inc.

Date: October 3, 2012	By:	/s/ Jonathan New
Name: Jonathan New
Title: Chief Financial Officer